UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number - 33-44713

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants. Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2002.

COMMUNITY BANCORP. AND DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

with

SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

With Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors

Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2001 were audited by other auditors, whose report dated June 27, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

August 13, 2003

COMMUNITY BANCORP. AND DESIGNATED

SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets

Investments, at fair value
Money market assets	$464,319	$565,286
Mutual funds	2,077,809	1,637,698
Marketable equity securities	3,247,186	2,891,977
Participant loans	149,622	173,016

Total investments	5,938,936	5,267,977

Receivables
Employer contributions	233,543	52,996
Accrued interest and dividends	2,307	2,371

Total receivables	235,850	55,367

Total assets	6,174,786	5,323,344

Liabilities

Due to broker	0	1,937

Net assets available for benefits	$6,174,786	$5,321,407

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002
Investment income
Interest and dividends	$177,290
Net depreciation in fair value of investments	(148,539)

Net investment income	28,751

Contributions
Employer	295,764
Employee	238,656

Total contributions	534,420

Total additions	563,171

Deductions from net assets attributed to:
Benefits paid to employees	156,839
Administrative expenses	20,225

Total deductions	177,064

Transfer from money purchase plan	467,272

Increase in net assets available for benefits	853,379

Net assets available for benefits

Beginning of year	5,321,407

End of year	$6,174,786

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001
1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank) who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. The Bank matches employee contributions up to 5 percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

All administrative expenses are paid by the Plan.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The Plan's investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2002	2001

Security

Community Bancorp. Common Stock	$3,247,186	$2,891,977
Banknorth Large Cap Growth Stock Fund	0	522,383
Banknorth Small/Mid Cap Core Stock Fund	0	278,498
Cash Management Fund of America	413,392	0
American Balanced Fund	430,234	0
Vanguard Total Stock Market Index Fund	943,787	0

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $148,539 as follows:

Mutual funds	$(244,646)
Community Bancorp. stock	96,107

$(148,539)

4.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.	Transfer of Assets from Related Plan

On July 25, 2002, the Bank merged its money purchase pension plan into the Plan. Net assets transferred were $467,272.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001
6.	Plan Amendments

Effective January 1, 2002, the Plan was amended to incorporate changes in tax law as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

7.	Plan Termination

Although it has not expressed any intention to do so, Community National Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	Party-in-Interest Transactions

During 2001 and through July 2002, certain Plan investments were shares of mutual funds managed by Banknorth Investment Management Group. Banknorth Investment Management Group was the trustee of the Plan during this time. In July 2002, the Plan transferred all of the Plan assets to Community Financial Services Group, the new trustee. Community Financial Services Group is an affiliate of Community National Bank, the Plan sponsor, through common ownership.

During 2002, fees paid to Banknorth Investment Management Group were $11,520 and fees paid to Community Financial Services Group were $8,705.

The Plan allows for employee contributions to be invested in common stock of the parent of the Plan sponsor, Community Bancorp. At December 31, 2002 and 2001, the Plan held 214,690 and 197,742 shares, respectively, valued at $3,247,186 and $2,891,977, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2002
	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lesser,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$413,392
	Federated Prime Value Obligations Fund	Money Market		51
	Federated Government Obligations Fund	Money Market		50,876
*	Community Bancorp.	Common Stock		3,247,186
	American Balanced Fund	Mutual Fund		430,234
	Blackrock Core Bond Fund	Mutual Fund		253,422
	Growth Fund of America, Inc.	Mutual Fund		279,408
	Investment Company of America	Mutual Fund		44,800
	Longleaf Partners Small Cap Fund	Mutual Fund		52,726
	SEI Diversified Moderate Growth Fund	Mutual Fund		28
	Vanguard Total Stock Market Index Fund	Mutual Fund		943,787
	SEI Stable Asset Fund	Mutual Fund		177
	Euro Pacific Growth Fund	Mutual Fund		73,227
*	Participant Loans	Interest rate range
		7.13% -- 10.00%
		Various maturities		149,622

				$5,938,936
*	Indicates a party-in-interest to the Plan.
(1)	Participant directed plan, information not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: August 13, 2003	/s/ Stephen P. Marsh
Stephen P. Marsh, Vice President & Treasurer
Community Bancorp
(Plan Administrator)